FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Month of October 2011
Commission File Number — 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
8-2-337, Road No. 3, Banjara Hills
Hyderabad, Andhra Pradesh 500 034, India
+91-40-4900-2900

(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
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(1) Press Release, “Dr. Reddy’s Q2 FY12 Financial Results,” October 25, 2011.	3

(2) Press Release, “Teva and Dr. Reddy’s announce launch of generic Zyprexa® in the United States,” October 25, 2011.	9

Press Release
Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3
Banjara Hills, Hyderabad — 500 034
Andhra Pradesh, India

Tel: 91-40-4900-2900
Fax: 91-40-4900-2999

www.drreddys.com
Dr. Reddy’s Q2 FY12 Financial Results
Q2 FY12 Revenues at 22.7 billion ($462 million), YoY growth of 21%
Q2 FY12 Adjusted* EBITDA at 5.1 billion ($104 million), YoY growth of 20%
Q2 FY12 Adjusted** PAT at 3.1 billion ($63 million), YoY growth of 8%
Hyderabad, India, October 25, 2011: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) today announced its unaudited consolidated financial results for the quarter ended September 30, 2011 under International Financial Reporting Standards (IFRS).

Key Highlights
•
Consolidated revenues are at 22.7 billion ($462 million) in Q2 FY12 versus 18.7 billion ($381 million) in Q2 FY11, year-on-year growth of 21%. Consolidated revenues for H1 FY12 is at 42.5 billion ($866 million).

•	Revenues from Global Generics for Q2 FY12 are at 16.1 billion ($329 million). Year-on-year growth of 18% mainly driven by North America and Russia.
•	Revenues from PSAI are at 5.9 billion ($121 million) in Q2 FY12, growth of 28% over previous year.
•	Adjusted* EBITDA of 5.1 billion ($104 million) in Q2 FY12, is at 23% of revenues recording year-on-year growth of 20%. Consolidated adjusted EBITDA for H1 FY12 is at 9.4 billion ($193 million).
•	Adjusted**Profit after Tax for Q2 FY12 is at 3.1 billion ($63 million), is at 14% of revenues with year-on-year growth of 8%. Consolidated adjusted PAT for H1 FY12 is at 5.6 billion ($115 million).
•	During the quarter, the company launched 28 new generic products, filed 17 new product registrations and filed 11 DMFs globally.
•	Dr. Reddy’s today announced the final approval of its olanzapine 20 mg tablets, the generic version of Eli Lilly’s Zyprexa® from the USFDA.

*	Note: Adjustments include: benefit from a part reversal of provision booked in Q1 for Voluntary Retirement Scheme (VRS) floated by the company.

**	Note: Adjustments include: a) interest on bonus debentures and b) benefit from a part reversal of provision booked in Q1 on account of Voluntary Retirement Scheme (VRS) floated by the company.

All figures in millions, except EPS	All US dollar figures based on convenience translation rate of 1USD = 49.05
Dr. Reddy’s Laboratories Limited and Subsidiaries
Unaudited Consolidated Income Statement

	Q2 FY12			Q2 FY11			Growth
Particulars	($)	()%		($)	()%		%
Revenue	462	22,679	100	381	18,704	100	21
Cost of revenues	214	10,473	46	178	8,718	47	20
Gross profit	249	12,206	54	204	9,986	53	22
Operating Expenses
Selling, general & administrative expenses	147	7,216	32	116	5,709	31	26
Research and development expenses	30	1,459	6	26	1,270	7	15
Other operating (income) / expense	(4)	(215)	(1)	(4)	(218)	(1)	(2)
Results from operating activities	76	3,745	17	66	3,225	17	16
Net finance (income) / expense	1	50	0	1	35	0	42
Share of (profit) / loss of equity accounted investees	(0)	(13)	(0)	(0)	(3)	(0)	—
Profit / (loss) before income tax	76	3,709	16	65	3,194	17	16
Income tax (benefit) / expense	13	631	3	7	327	2	93
Profit / (loss) for the period	63	3,078	14	58	2,867	15	7

Diluted EPS	0.4	18.1		0.3	16.9
Profit Reconciliation:

	Q2 FY12		Q2 FY11
Adjusted EBITDA Reconciliation	($)	()	($)	()
PBT	76	3,709	65	3,194
Interest	5	225	0	6
Depreciation	18	879	15	731
Amortization	8	389	6	317
Reported EBITDA	106	5,203	87	4,248
Adjustments:
Part reversal of provision booked in Q1 for Voluntary Retirement Scheme	(2)	(94)
Adjusted EBITDA	104	5,109	87	4,248

	Q2 FY12		Q2 FY11
Adjusted PAT Reconciliation	($)	()	($)	()
Reported PAT	63	3,078	58	2,867
Adjustments:
Interest on Bonus Debentures	2	118
Part reversal of provision booked in Q1 for Voluntary Retirement Scheme	(2)	(94)
Tax normalizing adjustment	(0)	(4)
Adjusted PAT	63	3,099	58	2,867

Segmental Analysis
Global Generics
Revenues from Global Generics segment are at 16.1 billion ($329 million) in Q2 FY12 registering growth of 18% over previous year.
•
Revenues from North America at 6.3 billion in Q2 FY12 versus 4.4 billion in Q2 FY11. Growth in USD terms of 45% was led by new product launches in the last twelve months and market share improvement in key products.

•	5 new products launched during the quarter, including limited competition products such as fondaparinux and fexofenadine pseudoephedrine D24 OTC.
•	24 products of our prescription portfolio feature among the Top 3 rank in market share (Source: IMS Sales Volumes July 2011).
•
During the quarter, 4 ANDAs were filed. The cumulative ANDA filings as of 30th September, 2011 are 177. A total of 76 ANDAs are pending for approval with the USFDA of which 40 are Para IVs and 11 are FTFs.

•	Revenues in Russia & Other CIS markets at 3.4 billion in Q2 FY12 versus 2.8 billion in Q2 FY11, year-on-year growth of 23%.
•	Revenues in Russia at 2.9 billion in Q2 FY12 versus 2.3 billion in Q2 FY11, year-on-year growth in USD terms of 30%, largely driven by volume growth in key brands.
•	OTC portfolio growth of 33% over previous year; OTC sales at 25% of overall Russia sales.
•	Dr. Reddy’s year-on-year secondary prescription sales growth at 20% versus industry’s growth of 10%. (Source: Pharmexpert August 2011). Dr. Reddy’s is ranked 12th in market share.
•	Revenues in Other CIS markets remained flat at 477 million in Q2 FY12.
•	Revenues in India increased by 9% to 3.5 billion in Q2 FY12 versus 3.2 billion in Q2 FY11.
•	3 new products launched during the quarter.
•	Biosimilar portfolio growth of 22% over previous year ; represents 6% to sales.
•	Revenues from Europe at 2.1 billion in Q2 FY12, declined by 10% over previous year.
•	Revenues from Germany declined by 27% to 1.2 billion in Q2 FY12 due to continuing impact of tenders.
•	Revenues from Rest of Europe grew by 26% to 933 million in Q2 FY12 driven by new launches in UK and growth in out-licensing business.
Pharmaceutical Services and Active Ingredients (PSAI)

Revenues from PSAI are at 5.9 billion in Q2 FY 12 versus 4.6 billion in Q2 FY11, year-on-year increase of 28%.
•	Growth in Active Ingredients business led by new product launches in Europe.
•	Pharmaceutical Services business grew on account of improved customer order book status.
•	During the quarter, 11 DMFs were filed globally, with 2 in US, 2 in Europe, 1 in Canada and 6 in rest of the markets. The cumulative DMF filings as of 30th September 2011 are 506.
Income Statement Highlights:
•	Gross profit at 12.2 billion ($249 million) in Q2 FY12, margin of 54% to revenues, marginal increase over previous year.
•
Selling, General & Administration (SG&A) expenses including amortization at 7.2 billion ($147 million) increased by 26% over Q2 FY11. This increase is on account of a) higher freight costs both on account of increase in sales volumes as well as rate increases, b) inflation and year-on-year increments linked increase in manpower costs across businesses, c) incremental costs at Bristol and Shreveport manufacturing facilities in the US and d) the increase in the OTC-related selling and marketing costs in Russia and other CIS markets as compared to previous year.

•	R&D expenses at 1.5 billion ($30 million) in Q2 FY12, increase of 15% over Q2 FY11.
•	Net Finance costs are at 50 million ($1 million) in Q2 FY 12 versus 35 million ($0.7 million) in Q2 FY11 The change is on account of :
•	Net forex gain of 151 million ($3 million) versus net forex loss of 49 million ($1 million) in Q2 FY11.
•	Net interest expense of 225 million ($5 million) in Q2 FY12 versus 5 million ($0.1 million) in Q2 FY11.
•	Profit on sale of investments of 25 million ($0.5 million) in Q2 FY12 versus 19 million ($0.4 million) in Q2 FY11.
•	Adjusted EBITDA of 5.1 billion ($104 million) in Q2 FY12, is at 23% of revenues with year-on-year growth of 20%.

•	Adjusted Profit after Tax for Q2 FY12 is at 3.1 billion ($63 million), is at 14% of revenues with year-on-year growth of 8%.

•	Adjusted EPS for Q2 FY 12 is at 18.2 ($0.4) versus 16.9 ($0.3) in Q2 FY11.

•	Capital expenditure for H1 FY12 is at 3.6 billion ($73 million).

Appendix 1: Key Balance Sheet Items	(in millions)

	As on 30th Sep 11		As on 30th Jun 11
Particulars	($)	()	($)	()
Cash and cash equivalents	155	7,596	111	5,468
Trade receivables	419	20,568	349	17,136
Inventories	379	18,592	355	17,401
Property, plant and equipment	641	31,450	622	30,524
Goodwill and Other Intangible assets	308	15,115	304	14,921
Loans and borrowings (current & non-current)	638	31,303	488	23,940
Trade payables	182	8,940	172	8,433
Equity	980	48,081	997	48,902

Appendix 2: Q2 FY12 Revenue Mix by Segment	(in millions)

	Q2 FY12			Q2 FY11
	($)	()%		($)	()%		Growth %
Global Generics	329	16,136	71	279	13,667	73	18
North America		6,287	39		4,416	32	42
Europe		2,117	13		2,366	17	(10)
India		3,459	21		3,160	23	9
Russia & Other CIS		3,380	21		2,751	20	23
RoW		893	6		974	7	(8)
PSAI	121	5,933	26	94	4,617	25	28
North America		1,068	18		814	18	31
Europe		2,303	39		1,551	34	48
India		752	13		653	14	15
RoW		1,810	31		1,599	35	13
Others	12	610	3	9	420	2	45
Total	462	22,678	100	381	18,704	100	21

Appendix 3: Q2 FY12 Revenue Mix by Geography	(in millions)

	Q2 FY12			Q2 FY11			Growth
	($)	()%		($)	()%		%
North America	159	7,777	34	111	5,464	29	42
Europe	92	4,536	20	84	4,102	22	11
India	86	4,210	19	78	3,813	20	10
Russia & Other CIS	69	3,380	15	56	2,751	15	23
Others	57	2,775	12	52	2,573	14	8
Total	462	22,678	100	381	18,704	100	21
Appendix 4: H1 FY12 Consolidated Income Statement

All figures in millions, except EPS	All US dollar figures based on convenience translation rate of 1USD = 49.05

	H1 FY12			H1 FY11			Growth
Particulars	($)	()%		($)	()%		%
Revenue	866	42,462	100	724	35,535	100	19
Cost of revenues	402	19,701	46	339	16,635	47	18
Gross profit	464	22,761	54	385	18,900	53	20
Operating Expenses
Selling, general & administrative expenses	285	13,972	33	228	11,191	31	25
Research and development expenses	54	2,656	6	46	2,263	6	17
Other operating (income) / expense	(8)	(401)	(1)	(8)	(404)	(1)	(1)
Results from operating activities	133	6,533	15	119	5,850	16	12
Net finance (income) / expense	2	96	0	4	212	1	(55)
Share of (profit) / loss of equity accounted investees	(0)	(17)	(0)	(0)	(8)	(0)	113
Profit / (loss) before income tax	132	6,455	15	115	5,647	16	14
Income tax (benefit) / expense	15	751	2	14	684	2	10
Profit / (loss) for the period	116	5,704	13	101	4,963	14	15

Diluted EPS	0.7	33.6		0.6	29.2

Appendix 5: H1 FY12 Profit Reconciliation	(in millions)

	H1 FY12		H1 FY11
Adjusted EBITDA Reconciliation	($)	()	($)	()
PBT	132	6,455	115	5,647
Interest	9	446	(0)	(3)
Depreciation	35	1,708	29	1,416
Amortization	16	794	12	605
Reported EBITDA	192	9,404	156	7,665
Adjustments:
One-time charge of Voluntary Retirement Scheme	1	42
Adjusted EBITDA	193	9,445	156	7,665

	H1 FY12		H1 FY11
Adjusted PAT Reconciliation	($)	()	($)	()
Reported PAT	116	5,704	101	4,963
Adjustments:
Interest on Bonus Debentures	5	236
One-time charge of Voluntary Retirement Scheme	1	42
Tax normalizing adjustment	(7)	(364)
Adjusted PAT	115	5,618	101	4,963
About Dr. Reddy’s
Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three business segments — Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products — Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars, differentiated formulations and NCEs. Therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management, anti-infective and pediatrics. Focus markets include India, USA, Russia and CIS, Germany, UK, Venezuela, S. Africa, Romania, Australia and New Zealand. For more information, log on to: www.drreddys.com
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
CONTACT INFORMATION
Investors and Financial Analysts:
Kedar Upadhye at kedaru@drreddys.com or on +91-40-66834297
Raghavender R at raghavenderr@drreddys.com or on +91-40-49002135
Milan Kalawadia (North America) at mkalawadia@drreddys.com or on +1-9082034931
Media:
Rajan S at rajans@drreddys.com or on +91-40- 49002445
Note: All discussions in this release are based on unaudited consolidated IFRS financials.

Press Release
Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3
Banjara Hills, Hyderabad — 500 034
Andhra Pradesh, India

Tel: 91-40-4900-2900
Fax: 91-40-4900-2999

www.drreddys.com
Teva and Dr. Reddy’s announce launch of generic Zyprexa® in the United States
Hyderabad, India, October 25, 2011:
Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) and Dr. Reddy’s Laboratories (NYSE: RDY) announced today the commercial launch of Olanzapine Tablets, the generic version of Eli Lilly’s Zyprexa®. Annual sales of Zyprexa® were approximately $3.2 billion in the United States as of September 2011, based on IMS sales data.
Teva’s Olanzapine Tablets in 2.5 mg, 5 mg, 7.5 mg, 10 mg and 15 mg and Dr. Reddy’s Olanzapine Tablets in 20 mg have each been awarded a 180-day period of marketing exclusivity in the U.S. Dr. Reddy’s is supplying the 20 mg version of the product following an April 2011 commercialization, manufacture and supply agreement with Teva. In addition, as per the terms of the agreement, Dr. Reddy’s will launch their 2.5 mg, 5 mg, 7.5 mg, 10 mg ,15 mg and 20 mg of Olanzapine tablets upon expiration of the 180-day exclusivity period.
ZYPREXA® is a trademark of Eli Lilly and Company
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr. Reddy’s
Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products — Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars, differentiated formulations and NCEs. Therapeutic focus is on gastro-intestinal, cardiovascular, diabetes, oncology, pain management, anti-infective and pediatrics. Major markets include India, USA, Russia and CIS, Germany, UK, Venezuela, S. Africa, Romania, and New Zealand. For more information, log on to: www.drreddys.com
About TEVA
Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s largest generic drug maker, with a global product portfolio of more than 1,300 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 45,000 people around the world and reached $16.1 billion in net sales in 2010.
For more information please contact:
Investors and Financial Analysts:
Kedar Upadhye at kedaru@drreddys.com / +91-40-66834297
Raghavender R at raghavenderr@drreddys.com / +91-40-49002135
Milan Kalawadia (North America) at mkalawadia@drreddys.com / +1-908-203-4931
Media:
Rajan S at rajans@drreddys.com / +91-40-49002445

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
	By:	/s/ Sandeep Poddar
Date: October 26, 2011		Name:	Sandeep Poddar
		Title:	Company Secretary